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June 17, 2013

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:                                         Lauren P. Nguyen, Special Counsel
Tonya K. Aldave
Heather Clark
Linda Cvrkel

Re:                             Noodles & Company
Amendment No. 2 to Registration Statement on Form S-1
Submitted June 17, 2013
Registration No. 333-188783

Ladies and Gentleman:

On behalf of Noodles & Company (the “Company”), we are concurrently submitting under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 2 to the Registration Statement on Form S-1 (Registration No. 333-188783), which was submitted by the Company to the U.S. Securities and Exchange Commission (the “Commission”) on May 23, 2013 (the “Registration Statement”), was amended on May 30, 2013. The Company submitted draft Registration Statements confidentially to the Commission on March 22, 2013 and May 10, 2013.  In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in the Staff’s letter dated June 12, 2013 (the “Letter”).  Each of your comments is set forth below, followed by the corresponding response.  For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Letter.  We have also enclosed with the copy of this letter that is being transmitted via overnight courier four copies of the revised Registration Statement in paper format, marked to show changes against Amendment No. 1. to the Registration Statement on Form S-1 filed on May 30, 2013.

General

1.                                      Please provide a currently dated consent of the independent registered public accounting firm in future amendments to your Form S-1 registration statement.

Response:                                        The Company notes the Staff’s comment and, in response thereto, advises that it filed a currently dated consent with the first public filing of the Registration Statement on May 23, 2013 and with Amendment No. 1 to the Registration Statement on May 30, 2013.  The Company has filed a currently dated consent with Amendment No. 2 to the Registration Statement.

2.                                      Please file the legality opinion, the voting agreement between your sponsors and the severance agreement with Mr. Fogarty or advise us when you plan to file these agreements. Please note that we may need additional time to review these agreements.

Response:                                        The Company notes the Staff’s comment and, in response thereto, advises that it has filed the legality opinion and the voting agreement between the Sponsors, which the Company refers to as the Stockholders Agreement, with Amendment No. 2.  The Company further advises that the severance agreement with Mr. Fogarty is Exhibit 10.9 to the Registration Statement.  The Company notes that Exhibit 10.9 was included as an attachment to the initial filing of the Registration Statement on May 23, 2013.

3.                                      We note that the prospectus contains a number of blanks. In this regard, we note the Principal Stockholders section on page 89 contains blanks which may not be omitted pursuant to Rule 430A of the Securities Act. Please fill in these blanks with your next amendment.

Response:                                        The Company notes the Staff’s comment and, in response thereto, has revised the disclosure in the prospectus to fill in all blanks, except those related to pricing information, including those contained in the Principal Stockholders section.

Everything is a Little Nicer Here, page 3

4.                                      Please revise the second sentence under this section to state as a belief of management.

Response:                                        The Company notes the Staff’s comment and, in response thereto, has revised the statement that “the ambience is warm and welcoming” to be stated as a belief of the Company.

Desirable and Loyal Consumer Base, page 3

5.                                      We note your response to our prior comment 3 and reissue in part. Please revise to clarify whether the “customer data and surveys” that you refer to have been commissioned by you.

Response:                                        The Company notes the Staff’s comment and, in response thereto, has revised the disclosure in the prospectus to clarify that the Company commissioned the report based on customer data and surveys referred to in the prospectus.

Continuing to Grow Our Restaurant Base, page 4

6.                                      We note your response to our prior comment 3. Please clarify in this subsection and throughout that your references to “high return on investment” is in relation to the returns on your restaurant operations and not investor investments in your securities.

Response:                                        The Company notes the Staff’s comment and, in response thereto, has revised the disclosure in the prospectus to clearly state that the return on investment presented is the return on the investments the Company makes in its restaurant development.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40

Liquidity and Capital Resources, page 54

Stock-Based Compensation Expense, page 58

Determination of the Fair Value of Common Stock, page 60

7.                                      We note that since an IPO price has not yet been provided, you are deferring disclosure of significant factors contributing to the difference between the fair value of common stock as of each grant date and the estimated IPO price. Once an IPO price is established, please revise your discussion of your option grants during the twelve month period preceding your expected public offering to include a discussion of each significant factor contributing to the difference between the fair value as of each grant date and the estimated IPO price.

Response:                                        The Company notes the Staff’s comment and, in response thereto, has revised the disclosure in the prospectus to describe the significant factors that contributed to the differences between the fair value of the common stock as of each grant date during the twelve month period preceding the Company’s expected IPO date and the estimated IPO price.

Financial Statements, page F-1

8.                                      We note from the discussion on page 8 and elsewhere in the registration statement that you will complete a reverse stock split of the Class A and Class B common shares upon the closing of the offering. Please revise the financial statements and all related disclosures throughout the registration statement to give retroactive effect of the reverse stock split as required by SAB Topic 4:C and ASC 260-10-55-12.

Response:                                        The Company notes the Staff’s comment and, in response thereto, has revised the financial statements and all related disclosures to give retroactive effect to the Company’s planned reverse stock split.

Certain Relationships and Related Transactions, page 90

9.                                      We note your disclosure on page 91 that the terms of the articles of incorporation prevent control of your company by either Sponsor. Please clarify what you mean by this disclosure because on page 90 you state that “under the Stockholders Agreement, each of Catterton and Argentia have agreed to vote its respective shares of common stock to elect two directors selected by Argentia.” In addition please also refer to page F-29 and your statement that your Sponsors “agreed not to vote their shares in favor of any of certain actions without the mutual consent of the other.” Please revise this section and your summary section to describe all material provisions of the voting agreement, the Stockholders Agreement, or any other agreements between Catterton and Argentia that are either (1) material to the investors’ understanding of the significant control your Sponsors can exercise over you or (2) relate to the conflicts of interest among the Sponsors and you. We may have further comment upon review of the revised disclosure.

Response:                                        The Company notes the Staff’s comment and, in response thereto, has revised the disclosure on pages 90 and 91 of the prospectus to clarify that the Company’s certificate of incorporation does prevent control by either Sponsor acting individually. However, under the terms of the voting agreement (which the Company refers to as the 2013 Stockholders Agreement), the Sponsors, at such times as they are acting in the same manner, can have significant influence over matters presented to the Company’s stockholders for approval.  No other agreement between Catterton and Argentia exists that affects control over the Company or relates to conflicts of interest among the Sponsors and the Company.

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If you have any questions regarding the above, please do not hesitate to call me at (212) 351-4034 or Sean Sullivan at (212) 351-2453.

Very truly yours,

/ s / Andrew L. Fabens

Andrew L. Fabens

cc:                                Kevin Reddy, Noodles & Company

Paul Strasen, Noodles & Company

Joshua Korff, Kirkland & Ellis LLP

Michael Kim, Kirkland & Ellis LLP